UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 16, 2006

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**000-19271**	**01-0393723**
(State or other jurisdiction of incorporation or organization)	*(Commission File Number)*	*(IRS Employer Identification No.)*

One IDEXX Drive, Westbrook, Maine	**04092**
(Address of principal executive offices)	*(ZIP Code)*

207-856-0300
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. to Form 8-K):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

Effective March 16, 2006, the board of directors of IDEXX Laboratories, Inc. elected Barry C. Johnson, PhD as a director. Dr. Johnson will serve as a Class I director with his term expiring at the 2006 annual meeting of stockholders. The board of directors has not yet determined on which committees Dr. Johnson will serve.

The full text of the company's press release dated March 17, 2006 announcing Dr. Johnson's election is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

(c)   Exhibits

99.1 Press Release of IDEXX Laboratories, Inc. dated March 17, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC.

Date: March 17, 2006   By: /s/ Conan R. Deady
                                               Conan R. Deady
                                               Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.

Description of Exhibit

99.1

Press Release of IDEXX Laboratories, Inc. dated March 17, 2006.

Exhibit 99.1



Contact: Merilee Raines, Chief Financial Officer, (207) 856-8155

FOR IMMEDIATE RELEASE

IDEXX Laboratories Elects Dr. Barry Johnson as Director

WESTBROOK, Maine, March 17, 2006 — IDEXX Laboratories, Inc. (NASDAQ: IDXX) announced today that Dr. Barry C. Johnson has been elected to its Board of Directors. Dr. Johnson is currently Dean of the College of Engineering at Villanova University. Prior to his appointment to that position in 2002, Dr. Johnson had a distinguished career in industry, serving as Chief Technology Officer of Honeywell International Inc. and Corporate Vice President of Motorola, Inc. and Chief Technology Officer for Motorola's Semiconductor Product Sector. Dr. Johnson also serves as a director of Rockwell Automation, Inc. and Cytec Industries, Inc.

"We are absolutely delighted to have Barry Johnson join our Board of Directors," said Jonathan W. Ayers, Chairman and Chief Executive Officer of IDEXX Laboratories. "Barry's extensive background in technology management, engineering and product development will be especially valuable to our Board and our company as we seek to bring science-based innovations to the veterinary medical market. Barry also brings a wealth of practical commercial experience useful for a growing company our size."

About IDEXX Laboratories

IDEXX Laboratories, Inc. is a worldwide leader in the development and commercialization of innovative, technology-based products and services for veterinary, food and water applications. The Company's largest business is focused on companion animal health, combining biotechnology, medical device technology and information technology to aid veterinarians in providing better medicine while building successful practices. IDEXX Laboratories' food and water businesses are focused on employing innovative technologies to monitor production animal health and the safety and quality of drinking water and milk. Headquartered in Westbrook, Maine, IDEXX Laboratories employs more than 3,000 people and offers products to customers in over 100 countries.

Note Regarding Forward-Looking Statements

This press release contains statements about the Company's business prospects that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's expectations of future events as of the date of this press release, and the Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments. Actual results could differ materially from management's expectations. Factors that could cause or contribute to such differences include the following: the Company's ability to develop, manufacture, introduce and market new products and enhancements to existing products; the effectiveness of the Company's sales and marketing activities; the Company's ability to develop, license or obtain rights to new technologies; the Company's ability to identify acquisition opportunities, complete acquisitions and integrate acquired businesses; the impact of competition and technological change on the markets for the Company's products; the effect of government regulation on the Company's business, including government decisions about whether and when to approve the Company's products and decisions regarding labeling, manufacturing and marketing products; the impact of distributor purchasing decisions on sales of our products that are sold through distribution; changes or trends in veterinary medicine that affect the rate of use of the Company's products and services by veterinarians; the Company's ability to obtain patent and other intellectual property protection for its products, successfully enforce its intellectual property rights and defend itself against third party claims against the Company; disruptions, shortages or pricing changes that affect the Company's purchases of products and materials from third parties, including from sole source suppliers; the effects of government regulatory decisions, customer demand, pricing and other factors on the realizability of the Company's inventories; the Company's ability to manufacture complex biologic products; the effects of operations outside the U.S., including from currency fluctuations, different regulatory, political and economic conditions, and different market conditions; and the loss of key employees. A further description of these and other factors can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2005 in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations."